Exhibit 99.1

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SCISPARC LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of SciSparc Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Liquidity and Capital Resources

Description of the Matter

As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses since inception, and expects to continue to incur losses for the foreseeable future. At December 31, 2024, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the issuance of the consolidated financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and execution uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to sustain itself for at least a year beyond the date of the issuance of the consolidated financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the consolidated financial statement issuance date. This testing included inquiries with management, consideration of positive and negative evidence impacting management’s forecasts, the Company’s financing arrangements in place as of the report date, market and industry factors, we evaluated management’s analysis of their impact on the forecasted cash flows.

We assessed the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

Fair value of loan to Automax (a related party)

Description of the Matter

As discussed in Note 24 to the consolidated financial statements, the Company entered into a Bridge Loan Agreement with AutoMax Motors Ltd. (“AutoMax”), which is considered a related party, under which the Company provided a total loan amount of $4,250 (the “Loan”) as of December 31, 2024.

Evaluating the fair value of the Loan was complex and required considerable judgment due to the significant estimates in management’s assumptions, particularly regarding the involvement of a related party. The Company determined that the fair value of the Loan is a critical audit matter due to its materiality and the complexity involved in assessing the fair value of the Loan under the unique terms of the agreement.

How We Addressed the Matter in Our Audit	Our audit procedures related to the valuation of Loan to AutoMax at fair value included the following, among others, engaging specialists with expertise in evaluating the assumptions used by management in determining the fair value, assessing the methodology used in the valuation of the Loan, testing independent sourcing of key inputs and assumptions, and developing independent estimates. The significant assumptions used to estimate the fair value of the Loan included estimates of payment dates, credit spreads, volatility, share price, risk-free rate as of the valuation date, and loan cost were based on an analysis of AutoMax’s credit portfolio and the trading data of its Series B bonds listed on the Tel Aviv Stock Exchange. This analysis was conducted in order to derive an appropriate economic interest rate for the bridge loan. We examined the reasonableness and adequacy of the disclosures related to the transaction within the financial statements.

/s/ KOST FORER GABBAY & KASIERER	Tel Aviv, Israel
April 24, 2025, except for note 1(d), as to which the date is July 8, 2025.

A Member of EY Global

We have served as the Company’s auditor since 2007.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2024	2023
	Note	USD in thousands
ASSETS

CURRENT ASSETS:
Cash	4	$1,540	$2,076
Restricted deposit		20	65
Short-term deposit		-	3,000
Trade receivables		10	22
Other accounts receivable	6	1,079	540
Investments in short-term financial assets	24g	517	-
Bridge loan to related parties	24a	4,224	-
Inventory	5	113	742

		7,503	6,445

NON-CURRENT ASSETS:

Intangible assets, net	11	1,479	3,189
Investments in company accounted for at equity	7	952	781
Investments in financial assets	8, 24d	354	659
Property and equipment, net	10	59	108

		2,844	4,737

		$10,347	$11,182

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2024	2023
	Note	USD in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	12	$816	$802
Other accounts payable	13	205	185
Warrants		-	191	(*)
Other short-term liability	17e	341	341	(*)
Lease liability	9	37	52

		1,399	1,571

NON-CURRENT LIABILITIES:
Lease liability	9	9	24

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	18
Share capital and premium		70,886	64,526
Reserve from share-based payment transactions	19	5,746	5,282
Warrants		5,190	5,190
Foreign currency translation reserve	2d	497	497
Transactions with non-controlling interests		810	810
Accumulated deficit		(74,975)	(68,691)
		8,154	7,614
Non-controlling interests		785	1,973

Total equity		8,939	9,587

Total liabilities and equity		$10,347	$11,182

(*)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2024	2023		2022
	Note	USD in thousands (except per share data)
Revenues	20	$1,306	$2,879		$1,347

Cost of goods sold	20	(800)	(683)		(322)

Gross profit		506	2,196		1,025

Research and development expenses	21a	1,707	1,641		2,803
Sales and marketing	21b	1,515	2,484	*	1,082	*
Impairment of intangible assets		1,344	1,042		-
General and administrative expenses	21c	4,526	3,844	*	5,427	*
Other income	21d	(1,270)	-		-

Operating loss		7,316	6,815		8,287

Equity losses from the investment in MitoCareX		429	210		109

Finance income	21e	(612)	(2,219)		(7,832)

Finance expenses	21f	353	1,055		2,014

Loss before income taxes		7,486	5,861		2,578

Taxes on income		(14)	22		14

Total comprehensive loss		7,472	5,883		2,592

Attributable to:
Equity holders of the Company		6,284	5,122		2,592

Non-controlling interests		1,188	761		-

		7,472	5,883		2,592

Basic loss per ordinary share attributable to equity holders of the Company	22	26.94	303.03		311.22

Diluted loss per ordinary share attributable to equity holders of the Company	22	26.94	303.03		311.22

(*)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share- based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2022	$58,541	4,331	5,190	559	497	(60,977)	8,141	-	8,141

Loss	-	-	-	-	-	(2,592)	(2,592)	-	(2,592)
Exercise of warrants	3	-	-	-	-	-	3	-	3
Cost of share-based payment	48	849	-	-	-	-	897	-	897

Balance at December 31, 2021	$58,592	$5,180	$5,190	$559	$497	$(63,569)	$6,449	$-	$6,449

Loss	-	-	-	-	-	(5,122)	(5,122)	(761)	(5,883)
Sale of minority interest in subsidiary	-	-	-	251	-	-	251	2,734	2,985
Issuance of share capital in respect of investment in affiliate	288	-	-	-	-	-	288	-	288
Issuance of share capital, net of issue expenses	5,552	-	-	-	-	-	5,552	-	5,552
Cost of share-based payment	94	102	-	-	-	-	196	-	196
Balance at December 31, 2023	$64,526	$5,282	$5,190	$810	$497	$(68,691)	$7,614	$1,973	$9,587

Loss						(6,284)	(6,284)	(1,188)	(7,472)

Issuance of share capital, net of issue expenses	6,255					-	6,255	-	6,255
Cost of share-based payment	105	464	-	-	-	-	569	-	569
Balance at December 31, 2024	$70,886	$5,746	$5,190	$810	$497	$(74,975)	$8,154	$785	$8,939

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cash flows from operating activities:

Loss	$(7,472)	$(5,883)	$(2,592)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	482	538	187
Loss on impairment of intangible asset	1,344	1,042	-
Cost of share-based payment	569	196	897
Finance income, net	(897)	(2,205)	(6,585)
Group’s share of losses of company accounted for at equity, net	429	210	109
Losses from remeasurement of investment in financial assets	305	1,048	770

	2,232	829	(4,622)

Working capital adjustments:

Decrease (increase) in other accounts receivable	(535)	(409)	3
Increase (decrease) in trade payables	25	(397)	-
Increase (decrease) in other accounts payable	20	(8)	39
Increase in related parties	(15)	-	-
Decrease (increase) in trade receivables	12	55	(77)
Decrease (increase) in inventory	629	(74)	(668)

	136	(833)	(703)

Net cash used in operating activities	$(5,104)	$(5,887)	$(7,917)

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cash flows from investing activities:

Withdrawal of (investment in) restricted bank deposits	$45	$(5)	$(15)
Withdrawal of (investment in) short-term bank deposits	3,000	(3,000)	-
Sale (purchase) of property and equipment	8	-	(8)
Investment in a company accounted for at equity	(600)	(400)	(700)
Bridge loan to related parties	(4,078)	-	-
Investments in financial assets	-	(689)	(1,500)
Purchase of intangible asset	-	-	(4,861)

Net cash provided by (used in) investing activities	(1,625)	(4,094)*	(7,084)

Cash flows from financing activities:

Proceeds from issue of share capital (net of issuance expenses)	6,255	5,552	9,005
Sale of minority interest in subsidiary	-	2,985 *	-
Exercise of warrants (a)	-	-	2,770
Payment of issuance expenses related to previous period	-	-	3
Interest paid on lease liability	(8)	(7)	(8)
Repayment of lease liability	(54)	(47)	(70)

Net cash provided by financing activities	6,193	8,483 *	11,700

Decrease in cash	(536)	(1,498)	(3,301)
Cash at the beginning of the period	2,076	3,574	6,875

Cash at the end of the period	$1,540	$2,076	$3,574

(*)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	USD in thousands
(a) Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	75	102	-

Investment in financial asset	-	288	-

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL

a.	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc” or the “Company” or the “Group”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome, Alzheimer’s disease and agitation, autism spectrum disorder and Status Epilepticus. The headquarters of the Company are located in Tel Aviv, Israel.

The Company’s ordinary shares are listed on Nasdaq and are trading under the symbol “SPRC”.

As of December 31, 2024, the Company had three private subsidiaries, including an inactive company incorporated under the laws of Israel: Evero Health Ltd (“Evero”); an inactive company incorporated under the laws of Israel: Brain Bright Ltd (“Brain Bright”); and a company incorporated under the laws of the State of Delaware: Scisparc Nutraceuticals Inc. (together with Evero and Brain Bright, the “Subsidiaries”).

On September 14, 2023, the Company’s board of directors (the “Board”) resolved that the final ratio for the Third Reverse Split (as defined below) will be 26:1, which became effective on September 28, 2023. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

b.	The Group incurred operating losses since its incorporation and expects to continue to incur operating losses for the foreseeable future. As of December 31, 2024, the Group had an accumulated deficit of approximately $74,975 as a result of recurring operating losses.

As of December 31, 2024, the Company’s cash and cash equivalents totaled $1,540. In the period ended December 31, 2024, the Company had an operating loss of $7,316 and negative cash flows from operating activities of $5,104. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations. In addition, the Group has started recognizing revenues from sales. However, its pharmaceutical operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group is able to completely finance its operations by generating revenue from its products. These above-mentioned factors raise substantial doubt about the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. Such financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

c.	Definitions and Meanings:

The Company	-	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.)

The Group	-	SciSparc Ltd. (formerly Therapix Biosciences Ltd.) and its Subsidiaries, as detailed in Note 1a.

Subsidiaries	-	Companies that are controlled by the Company, as defined in IFRS 10, “Consolidated Financial Statements”, and whose accounts are consolidated with those of the Company (if active).

Associates	-	An entity over which the Company has significant influence, as defined in IAS 28, “Investment in Associates and Joint Ventures” and is not a Subsidiary.

Related Parties	-	As defined in IAS 24, “Related Party Disclosures”.

IAS	-	International Accounting Standards issued by the International Accounting Standards Board (“IASB”).

IFRS	-	International Financial Reporting Standards issued by the IASB.

d.	On July 3, 2025, the Company effected a twenty one-for-one reverse share split of its ordinary shares. All share and per share information has been retroactively adjusted to reflect the reverse share split for all periods presented.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

The Company’s financial statements have been prepared on a cost basis, unless otherwise indicated.

The Company has elected to present the profit or loss items using the function of expense method.

The financial statements are presented in USD and all values are rounded to the nearest thousand (’000), except when otherwise indicated.

b.	The operating cycle:

The operating cycle of the Company is one year.

c.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (Subsidiaries). Control of a company is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control over the other entity. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the Subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intra-Group balances and transactions and gains or losses resulting from intra-Group transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

d.	Functional currency and foreign currency:

The functional currency of the Company, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions is the U.S. Dollar (“USD” or “$”), since it’s the primary currency of the economic environment in which the Company operates. The consolidated financial statements are also presented in USD since the Company believes that preparing the consolidated financial statements in USD provides more relevant information to the users of the consolidated financial statements.

e.	Acquisition of a single asset company:

Upon the acquisition of a single asset company, the Group evaluates whether it is the acquisition of a business or of an asset. To be considered a business, the acquisition must include, at a minimum, an input and a substantive process that together can significantly contribute to the creation of outputs. The acquisition is accounted for as a business combination if the single asset company is a business. If it is not a business, the acquisition is accounted for as the acquisition of assets and liabilities. In such an acquisition, the cost of the acquisition includes transaction costs which are allocated to the identifiable acquired assets and liabilities proportionally based on their fair value on the acquisition date. In such case, goodwill and deferred taxes in respect of the temporary differences existing as of the acquisition date are not recognized.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Restricted deposits:

A restricted deposit is cash invested in a short-term deposit (between three months and one year) or in a long-term deposit (with a maturity of more than one year from the date of investment). Restricted deposits are designated to secure the Company’s office facilities lease agreements and its credit cards.

g.	Investment in joint arrangements:

Joint arrangements are arrangements in which the Company has joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

1.	Joint ventures:

In joint ventures the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is accounted for at equity

2.	Joint operations:

In joint operations the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. The Company recognizes in relation to its interest its share of the assets, liabilities, revenues and expenses of the joint operation.

The acquisition of interests in a joint operation which represents a business, as defined in IFRS 3, is accounted for using the acquisition method, including the measurement of the identifiable assets and liabilities at fair value, the recognition of deferred taxes arising from this measurement, the accounting treatment of the related transaction costs and the recognition of goodwill or bargain purchase gains. This applies to the acquisition of the initial interest and additional interests in a joint operation that represents a business.

h.	Investments accounted for using the equity method:

The Group’s investments in associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in the associate or in the joint venture is presented at cost with the addition of post-acquisition changes in the Group’s share of net assets, including other comprehensive income of the associate or the joint venture. Gains and losses resulting from transactions between the Group and the associate or the joint venture are eliminated to the extent of the interest in the associate or in the joint venture. The cost of the investment includes transaction costs.

Goodwill relating to the acquisition of an associate or a joint venture is presented as part of the investment in the associate or the joint venture, measured at cost and not systematically amortized. Goodwill is evaluated for impairment as part of the investment in the associate or in the joint venture as a whole.

The financial statements of the Company and of the associate or joint venture are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the associate or the joint venture are uniform and consistent with the policies applied in the financial statements of the Group.

Upon the acquisition of an associate or a joint venture achieved in stages when the former investment in the acquiree was accounted for pursuant to the provisions of IFRS 9, the Group applies the principles of IFRS 3 regarding business combinations achieved in stages. Consequently, equity interests in the acquiree that had been held by the Group prior to achieving significant influence or joint control are measured at fair value on the acquisition date and are included in the acquisition consideration while recognizing a gain or loss resulting from the fair value measurement.

The equity method is applied until the loss of significant influence in the associate or loss of joint control in the joint venture or classification as investment held for sale.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Property and equipment, net:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %
Lab equipment	6-50	33
Computers	33-50	33
Office furniture and equipment	7-15	15
Leasehold improvements	see below	-

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by a company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of: the date that the asset is classified as held for sale and the date that the asset is derecognized.

j.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

k.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Financial instruments:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

a)	Debt instruments are measured at amortized cost when:

The Company’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

On the date of initial recognition, the Company may irrevocably designate a debt instrument as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency, such as when a related financial liability is also measured at fair value through profit or loss.

b)	Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

c)	Equity instruments and other financial assets held for trading:

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss.

Other financial assets held for trading such as derivatives, including embedded derivatives separated from the host contract, are measured at fair value through profit or loss unless they are designated as effective hedging instruments.

Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Financial instruments: (Cont.)

2.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset have expired;

-	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

-	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

3.	Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss. The Company distinguishes between two types of loss allowances:

a)	Debt instruments whose credit risk has not increased significantly since initial recognition, or whose credit risk is low - the loss allowance recognized in respect of this debt instrument is measured at an amount equal to the expected credit losses within 12 months from the reporting date (12-month ECLs); or

b)	Debt instruments whose credit risk has increased significantly since initial recognition, and whose credit risk is not low - the loss allowance recognized is measured at an amount equal to the expected credit losses over the instrument’s remaining term (lifetime ECLs).

The Company has short-term financial assets in respect of which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses.

The Company considers a financial asset in default when contractual payments are more than 180 days past due. However, in certain cases, the Company considers a financial asset to be in default when external or internal information indicates that the Company is unlikely to receive the outstanding contractual amounts in full.

4.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss such as derivatives.

b)	Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Company measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

5.	Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services, or is legally released from the liability.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Financial instruments: (Cont.)

6.	Offsetting financial instruments:

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. In order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

7.	Compound financial instruments:

Convertible debentures which contain both an equity/derivative component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

8.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

m.	Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred.

The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

n.	Finance income and expenses:

Finance income and expenses comprise interest income on amounts invested and exchange rate gains and losses. Interest income is recognized as it accrues using the effective interest method. Finance income and expenses derive also from changes in the fair value of financial liabilities measured at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest method.

o.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Fair value measurement: (Cont.)

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

p.	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

1.	Current taxes:

A current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12, “Income Taxes”.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

q.	Share-based payment transactions:

The Company’s employees and other service providers may receive remuneration in the form of share-based payments (“Equity-settled transactions”).

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model (“OPM”). As for service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period in which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (the “Vesting Period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the Vesting Period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

r.	Earnings (loss) per share:

Earnings (loss) per share are calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period.

Basic loss per ordinary share includes only ordinary shares that were outstanding during the period.

Potential ordinary shares are included in the computation of diluted loss per ordinary share when their conversion increases loss per ordinary share from continuing operations.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Employee benefit liabilities:

The Company has several employee-benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company has defined contribution plans to its employees according to the specific laws per country.

t.	Provisions:

A provision in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

Following are the types of provisions included in the financial statements:

Legal claims:

A provision for claims is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Company to settle the obligation and a reliable estimate can be made of the amount of the obligation.

u.	Leases:

The Company elected to apply the provisions of IFRS 16, “Leases” (“IFRS 16”) using the modified retrospective method (without restatement of comparative data).

The accounting policy for leases applied effective from January 1, 2019, is as follows:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

u.	Leases: (Cont.)

1.	The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize lease payments as an expense in profit or loss on a straight-line basis over the lease term (see Note 9). In measuring the lease liability, the Company has elected to apply the practical expedient in IFRS 16 and separates the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36, “Impairment of Assets”.

2.	Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised, and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

3.	Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Inventories

Inventories are stated at the lower of cost and or market based on net realizable value. Inventories are adjusted for estimated excess and obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions. Cost is determined in accordance with first-in, first-out Method (“FIFO”) and the cost of inventory includes shipment and freight costs.

w.	Revenue recognition

The Company’s Brand sells products directly to customers mainly through the Brand’s online Amazon stores.

Under the Company’s standard contract terms, customers have a right of return within 30 to 90 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for products which it is highly probable that a significant revenue reversal will not subsequently occur. The Company recognizes a refund liability for consideration received or receivable if it expects to refund some or all of the consideration to the customer. At the end of each reporting period, the Company updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. As of December 31, 2024, the allowance for returns was immaterial. The refund liability is recorded as a decrease in revenues against other payables. A right of return asset and corresponding adjustment to cost of sales is also recognized for the right to recover the goods from the customer.

In certain contracts, the Company evaluates the nature of its promise to the customer and determines whether it is the principal or agent for each contract. In determining the nature of its promise to the customer, the Company evaluates whether it is appropriate to recognize revenues on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, and has the latitude in establishing pricing and selecting suppliers, among other factors. Based on its evaluation of these factors, management has determined that it is the principal in these arrangements; therefore, sales are recorded on a gross basis.

x.	Cost of sales

In accordance with Amazon’s terms of use, the Company is obligated to pay to Amazon incremental costs, such as sales fulfillment commissions which are contingent on making binding sales. Sales commissions would not have been incurred if the contract had not been obtained.

Cost of sales primarily consists of expenses related to Amazon’s commissions, storage costs and freight.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Company has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.	Judgments:

-	Discount rate for a lease liability:

When a company in the Group is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, such company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, said company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions.

-	Effective control:

The Company assesses whether it controls a company in which it holds less than the majority of the voting rights by, among others, reference to the size of its holding of voting rights relative to the size and dispersion of holdings of the other vote holders including voting patterns at previous shareholders’ meetings.

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable options pricing model (“OPM”). The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option, risk-free interest and expected dividend yield.

b.	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Legal claims:

In estimating the likelihood of outcome of legal claims filed or threatened to commence against the Company and/or its Subsidiaries and/or affiliates, the Company relies on its management’s best knowledge and estimations and where applicable, on the opinion of their legal counsels. These estimates are based, among others, on management’s familiarity of and proximity to the circumstances, and also on the legal counsels’ best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims might be determined in courts and/or other quasi-judicial tribunals, the results could differ from these estimates.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (CONT.)

b.	Estimates and assumptions: (Cont.)

-	Fair value of financial instruments:

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using a variety of valuation techniques that include the use of valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, estimation is required in establishing fair values. The models are tested for validity by calibrating to prices from any observable current market transactions in the same instrument when available.

b.	Disclosure of new standards in the period prior to their adoption:

IFRS 18, “Presentation and Disclosure in Financial Statements”:

In April 2024, the International Accounting Standards Board (“the IASB”) issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) which replaces IAS 1, “Presentation of Financial Statements”.

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity’s operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, “Statement of Cash Flows” and IAS 34, “Interim Financial Reporting”.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted commencing from January 1, 2025, subject to disclosure.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 4:-	CASH

	December 31,
	2024	2023
Cash for immediate withdrawal - in USD	$1,383	$1,866
Cash for immediate withdrawal - in NIS	157	210

	$1,540	$2,076

NOTE 5:-	INVENTORY

	December 31,
	2024	2023
Goods in transit	$9	$73
Finished goods	104	669

	$113	$742

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2024	2023
Government authorities	$78	$62
Other receivables	449	203
Prepaid expenses	350	275
Receivables in respect of downpayment on merger	187	-
Related party	15	-

	$1,079	$540

NOTE 7:-	INVESTMENT IN ASSOCIATES AND JOINT VENTURES

a.	MitoCareX - Joint Venture Transaction

On March 10, 2022, the Company entered into a Founders and Investment Agreement with Dr. Alon Silberman, or the MitoCareX Agreement. Pursuant to the MitoCareX Agreement, the Company invested an initial amount of $700, and agreed to invest over the next two years, an additional $1,000, subject to the achievement of certain pre-determined milestones as agreed upon in the MitoCareX Agreement, for up to a 50.01% ownership in MitoCareX Bio Ltd. (“MitoCareX”). MitoCareX is focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. The MitoCareX Agreement also contains customary representations, warranties, covenants, and indemnification provisions. On March 31, 2022, the closing conditions were met, and the Company paid the initial investment amount of $700 to MitoCareX. As of December 31, 2022, the Company owns 31.48% of the outstanding shares of MitocareX.

On February 17, 2023, MitoCareX achieved its first milestone pursuant to the MitoCare X Agreement. As a result of MitoCareX meeting this milestone, the Company will invest an additional $400 in MitoCareX and increase its share ownership in MitoCareX Bio from 31.48% to 41.92%.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 7:-	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (CONT.)

a.	MitoCareX - Joint Venture Transaction (Cont.)

On November 25, 2023, MitoCareX achieved its second milestone pursuant to the MitoCareX Agreement. As a result of MitoCareX meeting this milestone, the Company invested an additional sum of $600 in MitoCareX and increased its share ownership in MitoCareX from 41.92% to 52.73%. Notwithstanding the above, the Company and MitoCareX agreed for the additional $600 installment to be deferred to March 25, 2024, and the $600 installment was paid on March 11, 2024.

On September 26, 2024, the Company signed a non-binding letter of intent relating to the sale of its entire ownership interest in MitoCareX to N2OFF, Inc. (“N2OFF”) a publicly-traded company in the United States which is a related party (the “Purchaser”). Pursuant to the terms of the letter of intent, initially, in exchange for transferring and selling to the Purchaser a number of ordinary shares of MitoCareX that constitute 27% of SciSparc’s ownership in MitoCareX, SciSparc will receive cash consideration of $700. Subsequent to this first phase, SciSparc will transfer to the Purchaser the remaining 73% of its ownership stake in MitoCareX in exchange for a certain number of shares based on the valuation of the Purchaser equal to $8,000 and a valuation of MitoCareX equal to $5,000 (the latter of which includes the $700, in cash consideration for SciSparc’s shares described above). The letter of intent also includes provisions for additional milestones that, upon achievement, may increase the consideration paid by the Purchaser to SciSparc from $5,000 to $7,000. The details of the full terms of this transaction are subject to negotiation and execution of definitive agreements. As of December 31, 2024, the Company and the Purchaser have not closed the sale of the ownership of MitoCareX and the Company still holds 52.73% of the issued and outstanding share capital of MitoCareX. See also Note 25(d).

During the year ended December 31, 2024, the Company recorded equity losses from the investment in MitoCareX in the amount of $429 (for the year ended December 31, 2023 - $210).

The table below summarizes the fair value of the investment in MitoCareX:

Balance at January 1, 2022	$-
Investment date March 31, 2022	700
Equity losses from investment in MitoCareX	(109)

Balance at December 31, 2022	$591

Investment following achievement of first milestone	400
Equity losses from investment in MitoCareX	(210)
Balance at December 31, 2023	$781

Investment following achievement of second milestone	$600
Equity losses from investment in MitoCareX	(429)
Balance at December 31, 2024	$952

NOTE 8:-	INVESTMENT IN FINANCIAL ASSETS

Clearmind

On November 17, 2022, the Company invested $1,500 in the initial public offering of Clearmind Medicine Inc. (“Clearmind”) and received 230,769 common shares of Clearmind, resulting in the Company holding 9.33% of share capital of Clearmind. Shares of Clearmind are listed for trading on Nasdaq Capital Market and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.” On November 21, 2023, Clearmind conducted a reverse share split of its issued and outstanding ordinary shares, no par value, at a ratio of 1-for-30. As a result, the Company holdings in Clearmind decreased from 230,769 common shares to 7,692. As of December 31, 2024, the listed share price of Clearmind on Nasdaq was $1.38 and the Company has recorded a loss in its statements of comprehensive loss for the year ended December 31, 2024 of $11 on its investment (for the year ended December 31, 2023 - $727).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 9:-	LEASES

On April 1, 2024, the Company entered into a two-year lease agreement with for a total area of approximately 240 square meters, whereby the Company occupies approximately 120 square meters for the Company’s offices, in the district of Tel Aviv, Israel. The Company has an option to extend for an additional three-year term. The monthly lease fee was set at approximately $3, linked to the NIS.

NOTE 10:-	PROPERTY AND EQUIPMENT, NET

	Computers	Office furniture and equipment	Right of use asses	Total
Cost:
Balance at January 1, 2024	$11	33	181	225
Additions	2	-	75	77
Disposals	(1)	(21)	(181)	(203)

Balance at December 31, 2024	12	12	75	99

Accumulated depreciation:
Balance at January 1, 2024	6	5	106	117
Depreciation	4	1	28	33
Disposals	(1)	(4)	(106)	(111)

Balance at December 31, 2024	9	3	28	40

Depreciated cost at December 31, 2024	3	9	47	59

Balance at January 1, 2023	$11	33	78	122
Additions	-	-	103	103

Balance at December 31, 2023	11	33	181	225

Accumulated depreciation:
Balance at January 1, 2023	3	3	59	65
Depreciation	3	2	47	52

Balance at December 31, 2023	6	5	106	117

Depreciated cost at December 31, 2023	5	28	75	108

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $37, $52 and $43, respectively.

NOTE 11:-	INTANGIBLE ASSET

On September 30, 2022, the Company announced the closing of the acquisition of WellutionTM, a top seller Amazon.com Marketplace account (the “Brand”), American food supplements and cosmetics brand and trademark (the “Acquisition”). In connection with the Acquisition, the Company incorporated a new wholly owned Delaware subsidiary, SciSparc Nutraceuticals Inc., to hold the new assets. The definitive agreement for the acquisition of the Brand was entered into with Merhavit M.R.M Holding and Management Ltd (“M.R.M”).

At the closing, the Company paid a base cash payment of $4,540 and in 12 months following the closing agreed to pay an additional deferred cash payment equal to a multiple of 3 times the amount by which the Brand’s EBITDA exceeds $1,120 during the 12-month period following the closing of the Acquisition. The Company paid an additional $321 as purchase costs.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 11:-	INTANGIBLE ASSET (CONT.)

The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under generally accepted accounting principles. The Company reviewed the guidance under IFRS 3 for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand. Accordingly, the Company treated the transaction as an asset acquisition. On the closing date of the acquisition, the Company fully recognized the acquisition amount total of $4,861 as an intangible asset, to be amortized over a period of 10 years.

In the years ended December 31, 2022, 2023, and 2024, the Brand recorded significant losses. As of December 31, 2024, the Company has determined there are signs of decline in the value of the Brand and recognized a loss as a result of impairment to its intangible asset of $1,344 (as of December 31, 2023 - $1,042).

The impairment loss was determined based on the revenue projections of the Brand, using the relief from royalty approach. Under the relief from royalty approach, the fair value of a brand is determined based on discounted future royalty payments that owner of the asset would have been required to pay if instead of purchasing the intangible asset it would have been licensed from a third party. Revenues were projected for a period of 7.8 years (2023 – 8.7), commensurate with the remaining estimated useful life of the Brand and with no terminal value. The projections were determined based on the current period revenues, assuming a growth rate for the short term that is consistent with management’s expectations that revenues of the brand will resume their past extent, as of the date of purchase of the brand, a growth rate thereafter of 27.8% (2023 – 13.8%) and a declining growth rate for the long term, reaching 2% (2023 – 2%) at the terminal year. Theoretical royalties arising from the brand were capitalized at a discount rate of 21.9% (2023 – 20.6%).

The table below summarizes the fair value of the intangible asset:

Balance at January 1, 2023	$4,717
Loss on impairment of intangible asset	(1,042)
Depreciation of intangible asset	(486)

Balance at December 31, 2023	$3,189

Loss on impairment of intangible asset	(1,344)
Depreciation of intangible asset	(366)

Balance at December 31, 2024	$1,479

During the year ended December 31, 2024, the Company recognized depreciation expenses in respect to intangible asset in the amount of $366 (for the year ended December 31, 2023 - $486).

NOTE 12:-	TRADE PAYABLES

	December 31,
	2024	2023
Accrued expenses	$608	$538
Open debts	208	264

	$816	$802

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2024	2023
Employees and payroll accruals	$75	$48
Accrued vacation	130	104
Other payables	-	33

	$205	$185

NOTE 14:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments” (“IFRS 9”):

	December 31,
	2024	2023
Financial assets:
Cash and restricted deposits	$1,560	$2,141
Short-term deposits	-	3,000
Other receivables	449	203
Related parties	4,239	-

Total financial assets at amortized cost	6,248	5,344

Investments in financial assets at fair value	871	659

Financial liabilities:

Credit from others	75	48
Warrants liability	-	191
Lease liability	48	76

Total financial and lease liabilities	$123	$315

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (CONT.)

a.	Classification of financial assets and financial liabilities: (Cont.)

The tables below are a comparison between the carrying amount and fair value of the Company’s financial instruments as of December 31, 2024, and 2023, which are presented in the financial statements not at fair value (other than those whose amortized cost is a reasonable approximation of fair values):

	Carrying amount	Fair Value
	December 31,	December 31, 2023
	2024	Level 1	Level 2	Level 3
Investments in short-term financial assets	$354	$354	$-	$-
Investments in financial assets	$517	$517	$-	$-

	Carrying amount	Fair Value
	December 31,	December 31, 2023
	2023	Level 1	Level 2		Level 3
Investments in financial assets	$659	$-	$		$659
Warrants	191	-		191	-

Management believes that the carrying amount of cash, short-term deposits, trade receivables, trade payables, overdrafts and other current liabilities approximate their fair value due to the short-term maturities of these instruments.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Financial risk factors:

The Company’s activities expose it to various financial risks such as market risks (foreign currency risk and interest risk), credit risk and liquidity risk. The Company’s comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Company’s financial performance.

Risk management is performed by management in accordance with the policies approved by the Board. The Board establishes written principles for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as exchange rate risk, credit risk and the investments of surplus funds.

1.	Market risks:

Foreign currency risk:

The Company is exposed to exchange rate risk resulting from the exposure to different currencies, mainly from transactions in NIS. Exchange rate risk arises from recognized liabilities that are denominated in a foreign currency other than the functional currency.

2.	Credit risks:

All cash and restricted deposits related to the Company are held in two banks in Israel which are considered financially solid.

3.	Liquidity risk:

The Company monitors the risk of a shortage of funds on a regular basis and acts to raise funds to satisfy its liabilities. As of December 31, 2024, the Company expects to settle all of its financial liabilities in less than one year.

The carrying amounts of cash and restricted deposits, and all other financial assets and liabilities approximate their fair value.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 15:-	EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of short-term benefits and post-employment benefits.

Post-employment benefits:

According to the labor laws and the Israeli Severance Pay Law, 1963 (the “Severance Pay Law”), the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 of the Severance Pay Law, as specified below. The Company’s liability is accounted for as a post-employment benefit. The computation of the Company’s employee benefit liability is made in accordance with a valid employment contract based on the employee’s salary and employment term which establish the entitlement to receive the compensation.

The post-employment benefits are normally financed by contributions classified as defined benefit plans or as defined contribution plans as detailed below.

Defined contribution plans:

Section 14 of the Severance Pay Law applies to a substantial part of the compensation payments, pursuant to which the fixed contributions paid by the Company into pension funds and/or policies of insurance companies release the Company from any additional liability to employees for whom said contributions were made. These contributions and contributions for compensation represent defined contribution plans.

	Year ended December 31,
	2024	2023	2022
Expenses in respect of defined contribution plans	$106	$105	$115

NOTE 16:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

The Israeli statutory corporate tax rate and real capital gains tax rate were 23% in 2024, 2023, and 2022.

b.	Tax assessments:

The assessments of the Company are deemed final through the 2016 tax year.

c.	Carryforward tax losses and other temporary differences:

The Company has accumulated tax losses since its inception.

As of December 31, 2024, the Company’s net carryforward tax losses are estimated to be approximately $62,000.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS

a.	License Agreement with Dekel Pharmaceuticals Ltd.:

In May 2015, the Company entered into an exclusive, irrevocable, worldwide license agreement with Dekel for certain technology and one granted U.S. patent related to compositions and methods for treating inflammatory disorders (the “Dekel License Agreement”). The Dekel License Agreement became effective in August 2015.

Pursuant to the Dekel License Agreement, the Company is obligated to pay Dekel fees based on specific milestones and royalties upon commercialization. The milestone payments include: (i) $25 upon the successful completion of preclinical trials (which milestone was met in November 2016; this milestone was paid in cash in March 2017); (ii) $75 upon the successful completion of a Phase I/IIa trial; and (iii) $75 upon the earlier of generating net revenues of at least $200 from the commercialization of the technology or the approval of the U.S. Food and Drug Administration or the European Medicines Agency, of a drug based on the licensed assets. In each case, and subject to the Company’s discretion, the respective milestone payments are payable in cash or equity based on a price per ordinary share of NIS 0.5. The royalty payments are 8% for commercialization and 35% pursuant to a sub-license of the licensed assets. The patent expiration dates of any patents maturing from this application would likely be 2029.

On July 14, 2019, an amendment to the Dekel License Agreement was signed (the “Amendment”), which encompasses the Company and Dekel’s original intention to exclude certain consumer packaged goods (meaning, inter alia, food, beverage, cosmetics, pet products and hemp based products, which are sources of nutrients or other substances which may have a nutritional effect) from the scope of the licensed products and the field of activity of the Company described in the Dekel License Agreement. The parties agreed to amend the Dekel License Agreement to reflect the foregoing clarification, as well as certain additional less material matters as discussed in the Amendment.

The Amendment also prescribes for a specific development plan under the Dekel License Agreement requiring the Company to invest in the licensed technology (as defined under the Dekel License Agreement) formulation development and maintenance a total annual investment to be capped at $350. The Amendment also included a non-compete and non-solicitation obligation by Dekel and Dr. Ascher Shmulewitz, the Company’s former Executive Chairman of the Board and former interim Chief Executive Officer, towards the Company’s field of activity.

On November 13, 2019, an additional milestone under the Dekel License Agreement, in the amount of $75, was reached upon the successful completion of a Phase IIa clinical trial. The Company paid the milestone amount on April 13, 2020.

On February 5, 2024, SciSparc received written notice from Dekel for the termination of the Dekel License Agreement, effective immediately, based on SciSparc allegedly breaching its material contractual obligations by allegedly failing to provide Dekel with certain reports regarding the licensed products under the Dekel License Agreement.

On February 16, 2025, the Dekel License Agreement was terminated, as part of a settlement of a lawsuit filed against SciSparc’s former directors, effective as of February 5, 2024. In accordance with the settlement, SciSparc retained its exclusive global rights to its intellectual property portfolio, patents, know-how and technologies and was released from all alleged commitments, claims and royalties related or arising out of the Dekel License Agreement, including those related to claimed core technologies, and Dekel assumed full and exclusive ownership of the patent application for compositions and methods for treating inflammatory disorders and all such underlying intellectual property.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

b.	License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”):

On July 29, 2018, the Company entered into an exclusive, worldwide, sublicensable, royalty-bearing license with Yissum for a license to make commercial use of the licensed technology, in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell products, all within the field and the territory only, as determined in the agreement (the “Yissum License Agreement”). According to the Yissum License Agreement, the Company shall pay Yissum royalties at the rates of future net sales, subject to the royalty reductions as described in the Yissum License Agreement. The Company is also obligated to pay sublicense fees out of the sublicense consideration. All rights, title and interest in and to the Yissum License Agreement shall vest solely in Yissum, and the Company shall hold and make use of the rights granted. All rights in the development results shall be solely owned by the Company, except to the extent that an employee of Yissum, including the researcher, is considered an inventor of a patentable invention arising from the development results, in which case such invention and all patent applications and/or patents claiming such invention shall be owned jointly by the Company and Yissum, as appropriate, and Yissum’s share in such joint patents shall be automatically included in the Yissum License Agreement.

c.	Agreement with Hannover Medical School:

On April 11, 2017, the Company entered into an investigator-initiated study contract with Hannover Medical School (“MHH”) to conduct during 2018 a phase IIb clinical trial titled “A Randomized, Double-Blind, Placebo controlled study to Evaluate the Safety, Tolerability and Efficacy of Up to Twice Daily Oral SCI-110 in Treating Adults with Tourette Syndrome” in treating approximately 20 Tourette syndrome subjects aged 18 to 65. Upon the execution of the agreement the Company paid the first installment in the amount of $122 out of a total estimated amount of approximately $776. Due to regulatory and strategic reasons, the Company decided to change the study design from investigator-initiated to an industry sponsored trial. During October 2017, a discussion was carried out between the Company and MHH and the latter was informed about this change and a termination letter stating the above was sent to MHH on November 19, 2017. MHH has acknowledged that part of the first instalment that was paid by the Company, in accordance with the initial agreement, will be used to set-off amounts owed under a new agreement or will be paid back to the Company.

On August 13, 2018, the Company entered into an agreement with MHH to conduct a clinical study to evaluate the safety, tolerability and efficacy of daily oral SCI-110 in treating adults with Tourette syndrome, which agreement was subsequently updated on December 2, 2021, in an estimated amount of $1,385.

d.

Agreement with Yale University:

On July 27, 2022, the Company entered into an agreement with Yale University to conduct a clinical investigation and laboratory services for a randomized, double-blind, placebo-controlled, cross over study to evaluate the safety, tolerability and efficacy of daily oral SCI-110 in treating adults with Tourette syndrome in treating approximately 10 Tourette syndrome subjects aged 18 to 65. The total estimated amount of the agreement is approximately $370.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

e.

On May 2, 2023, Capital Point Ltd. (“Capital Point”) filed with the Tel Aviv-Jaffa District Court (the “Court”) a suit against the Company, case number 2050-05-23 (the “Suit”). The Suit names the Company as the sole defendant and includes allegations of breaches of contract by the Company under the Israeli Contracts Law, 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches of the Company under the Israeli Torts Ordinance, 1968.

The Suit challenges a certain warrant issued by the Company to Capital Point (the “Capital Point Warrant”) to purchase $16 of ordinary shares of the Company (the “Warrant Shares”). The Capital Point Warrant was exercisable for 12 months from May 15, 2021, to May 15, 2022 and was issued in connection with the joint venture transaction, entered on May 15, 2020, by and between the Company, Capital Point and Evero Health Ltd., a majority owned subsidiary of the Company, as further described in the Company’s Report on Form 6-K, filed on May 19, 2020. The Suit claims that the Company unlawfully refused to accept the Capital Point Warrant exercise notice as of November 4, 2021 and accordingly the Company did not issue to Capital Point the Warrant Shares.

The Suit claims damages in the amount of NIS 10,000,000 (approximately $2.75 million), which accounts for, as of the date of the filing of the Suit, the agreed compensation according to Section 2(d)(i) of the Capital Point Warrant, an injunction order for the Company to issue the Warrant Shares to Capital Point, return of any unlawful profits received by the Company and punitive damages.

As of December 31, 2024, in connection with the aforementioned litigation, the shares of Evero Health Ltd. held by Capital Point are dormant and were forfeited by Evero Health Ltd.

As of the Approval Date, the Company cannot predict the likelihood of success of the Suit.

NOTE 18:-	EQUITY

a.	Composition of share capital:

	December 31, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares	75,000,000	515,631	75,000,000	33,652

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

a.	Composition of share capital: (Cont.)

Reverse Share Splits

On September 15, 2022, the Company convened an annual general meeting of its shareholders, whereby the shareholders approved to increase the Company’s share capital to 75,000,000 ordinary shares with no par value.

On August 18, 2023, the Company convened a general meeting of its shareholders, whereby the shareholders approved, inter alia, a reverse split of the Company’s share capital up to a ratio of 30:1 (the “Third Reverse Split”). Following the implementation of the Third Reverse Split, the Company’s authorized share capital was adjusted under the Company’s Articles, which as of the date hereof consists of 75,000,000 ordinary shares, no par value.

On September 14, 2023, the Company’s Board resolved that the final ratio for the Third Reverse Split will be 26:1, which became effective on September 28, 2023.

Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

b.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2024	33,652

Issuance of share capital – in respect of exercise of October 2023 pre-funded warrants (Note 18h	175,110

Share issued to consultants (Note 18(e), and Note 19 (a) (3)	30,770

Issuance of share capital – in respect of January 2024 SEPA (Note 18(i))	276,099

Balance at December 31, 2024	515,631

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

c.	Rights attached to shares:

Voting rights at the shareholders meeting, right to dividends, rights upon liquidation of the Company and right to nominate the directors in the Company.

d.	Capital management in the Company:

The Company’s capital management objectives are to preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties. The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

e.	Additional issuances of ordinary shares:

On August 2, 2022, the Company issued a consultant 44 ordinary shares in respect of services rendered.

On November 1, 2022, the Company issued a consultant 68 ordinary shares in respect of services rendered.

On March 22, 2023, the Company issued 660 ordinary shares in respect of the stock purchase agreement entered into by and among Jeffs’ Brands and Jeffs’ Brands Holdings Inc. (“NewCo”) (see also Note 25a).

During the year ended December 31, 2024, the Company issued 30,770 ordinary shares to consultants in respect of services rendered in the amount of $105

f.	June 2022 Financing Round

On June 1, 2022, the Company completed a private offering with an investor for gross proceeds of $10,210 (the “June 2022 Financing Round”), providing for the issuance of an aggregate of 6,495 units and pre-funded units, as follows: (a) 614 units at a price of $1,542.48 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 5,881 pre-funded units at a price of $1,539.09 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $1,435.98 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

f.	June 2022 Financing Round (Cont.)

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The June 2022 Warrants’ fair value was calculated using the Black–Scholes option pricing model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2024		December 31, 2023
Dividend yield (%)	0		0
Expected volatility (%)	72		72
Risk-free interest rate (%)	4.38		3.872
Underlying share price ($)	7.56		102.48
Exercise price ($)	1,435.98		1,435.98
Warrants fair value ($)	-	(*)	192

(*)	Less than $1 thousand

During the year ended December 31, 2022, the Company issued 5,881 ordinary shares in respect of the exercise of 5,881 pre-funded warrants.

g.	August 2023 Financing Round

On August 14, 2023, the Company closed an underwritten public offering (the “2023 Public Offering”) of 10,119 ordinary shares, at a purchase price of $109.20 per ordinary share and pre-funded warrants to purchase up to 1,786 ordinary shares at a purchase price of $108.654 per pre-funded warrant, for aggregate gross proceeds of approximately $1,300, pursuant to an underwriting agreement between the Company and Aegis Capital Corp (“Aegis”), the underwriter in the 2023 Public Offering, dated August 10, 2023. Pursuant to the terms of the underwriting agreement, the Company also granted the underwriter a 45-day option to purchase up to an additional 1,786 ordinary shares solely to cover over-allotments, if any, at the share price of the 2023 Public Offering less underwriting discounts and commissions.

h.	October 2023 Financing Round

On October 13, 2023, the Company announced the closing of a private placement with an institutional investor with gross cash proceeds to the Company of approximately $5,026, before deducting fees to the placement agent and other offering expenses payable by the Company.

In connection with the private placement, the Company issued an aggregate of 91,910 units, each unit consisting of two pre-funded warrants (the “Pre-Funded Warrants”). The Pre-Funded Warrants have an exercise price of $0.021, are immediately exercisable upon issuance and have a term of five years from the date of issuance.

During the year ended December 31, 2024, the Company issued 175,110 ordinary shares in respect of the exercise of 175,110 Pre-Funded Warrants.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

j.	January 2024 Standby Equity Purchase Agreement

On January 21, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”), as amended on February 26, 2024, with YA II PN, LTD (“YA”), which provided for the sale of up to $20,000 of the Company’s ordinary shares (the “Advance Shares”). As of December 31, 2024, of the $20,000 eligible to be sold pursuant to the SEPA (the “Commitment Amount”), the Company has sold 273,466 ordinary shares for total proceeds of $6,255. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price, which is defined as the lowest daily volume weighted average price of the Company’s ordinary shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA.

In connection with the SEPA, the Company may request pre-paid advances of the Commitment Amount, in an amount up to $5,000 (each a “Pre-Paid Advance”). Each Pre-Paid Advance will be evidenced by a promissory note (each a “Promissory Note”). Each Promissory Note will fully mature 24 months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 5% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 150 days after the issuance of a Promissory Note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an advance notice, where YA will offset the amount due to be paid to the Company under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. The Promissory Note contains the Company’s customary representations and warranties and events of default.

In addition, pursuant to the SEPA, the Company issued to YA an aggregate of 2,633 of its Ordinary Shares, or the Commitment Shares, in satisfaction of payment of the commitment fee of $200.

YA will pay all brokerage fees and commissions and similar expenses in connection with the offer and sale of Ordinary Shares by YA pursuant to the SEPA. The Company will pay the expenses (except brokerage fees and commissions and similar expenses) incurred and register pursuant to the Securities Act of 1933, as amended, the offer and sale of the Ordinary Shares pursuant to the SEPA by YA.

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	The cost of share-based payment recognized in the financial statements:

The expenses due to share-based compensation for the years ended December 31, 2024, 2023 and 2022, recognized in the financial statements in respect of the share option plan of the Company is shown in the following table, detailed by departments:

	Year ended December 31,
	2024	2023	2022
Research and development expenses	$45	$34	$264
General and administrative expenses	524	162	633

	$569	$196	$897

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The cost of share-based payment recognized in the financial statements: (Cont.)

1.	The 2005 and 2015 ESOP and 2023 Plan of the Company:

On December 28, 2023, the Board adopted an additional new plan, the 2023 Share Incentive Plan (the “2023 Plan”).

The Company no longer grants any awards under the 2015 ESOP as it was superseded by the 2023 Plan, although previously granted awards under the 2015 ESOP remain outstanding and subject to the 2015 ESOP. Under the 2023 Plan, the Company may grant its employees and other service providers equity-based incentive awards (“Share Options”).

On December 28, 2023, the Board approved to reserve for issuance under the 2023 Plan 47,619 Ordinary Shares.

2.	On January 3, 2022 (the “2022 Grant Date”), the Board approved the grant of 326 Share Options under the 2015 ESOP to directors, officers, employees and consultants, some of which required the approval of the general meeting of the Company’s shareholders (the “2022 General Meeting”), which occurred on February 10, 2022. The date of commencement for all Share Options granted, the date on which the vesting started, was the 2022 Grant Date. The exercise price was set at $3,549 per Share Option.

The fair value for Share Options granted to the consultant was estimated using the Black-Scholes OPM with the following parameters:

	February 10, 2022	January 3, 2022
Underlying ordinary share price	2,724.54	3,674.58
Dividend yield (%)	0	0
Expected volatility (%)	133	134
Risk-free interest rate (%)	2.00	1.46
Expected life of Share Options (years)	6	6

The fair value of the Share Options granted on January 3, 2022, was set at $3,325.14 per Share Option, and the fair value of the Share Options granted on February 10, 2022, was set at $2,407.86 per Share Option. The Share Option vesting period was set to commence retroactively from April 21, 2021, and end at April 21, 2024.

During the year ended December 31, 2024, share-based compensation in respect of Share Options of $7 was charged to the consolidated statements of comprehensive loss.

3.	During the year ended December 31, 2024, the Company issued consultants 30,770 ordinary shares in respect of services rendered. The shares were granted at a discount rate of 25% to the share price quoted on the date of each grant. The total fair value of the ordinary shares granted to consultants was $105.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

b.	Movement during the year:

1.	The following table lists the number of Share Options, the weighted average exercise prices of Share Options and changes in directors (and former directors), officers, employees and consultants Share Options during the years ended on December 31, 2024, and 2023:

	Number of Share Options	Weighted average exercise price
		USD
2024:
Share Options outstanding at the beginning of the year	334	3,491.88

Share Options outstanding at the end of the year	324	7,354.83

Share Options exercisable at the end of the year	324	7,354.83

2023:
Share Options outstanding at the beginning of the year	336	3,488.94
Share Options cancelled during the year	(2)	3,035.55

Share Options outstanding at the end of the year	334	3,491.88

Share Options exercisable at the end of the year	279	3,477.18

2.	The weighted average remaining contractual life of the Share Options outstanding was 2.99 years and 4.03 years as of December 31, 2024, and 2023, respectively.

3.	The range of exercise prices of Share Options outstanding at the end of the year was $3,549 - $444,759 (inclusive) as of December 31, 2024, and 2023, respectively.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

c.	Restricted Share Units:

1	On June 20, 2024, the Company granted 25,238 Restricted Share Units (“RSUs”) to directors and officers, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 25,238 ordinary shares of the Company. The RSUs vest on a quarterly basis over a period of two years, commencing on June 20, 2024. The fair value of the RSUs was established using the quoted share price of the Company on June 20, 2024, which was $18.753.

2	On August 8, 2024, the Company granted 25,238 RSUs to directors and officers, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 25,238 ordinary shares of the Company. The RSUs vest on a quarterly basis over a period of two years, commencing on June 20, 2024. The fair value of the RSUs was established using the quoted share price of the Company on August 8, 2024, which was $6.636.

RSU transactions for the year ended December 31, 2024, and for the year ended December 31, 2023, are as follows:

Number
Balance, January 1, 2024	-
RSUs granted	50,476
Expiry of RSUs	-
Exercise of RSUs	-
Balance, December 31, 2024	50,476

Total exercisable RSUs as of December 31, 2024, are 12,619. During the year ended December 31, 2024, share-based compensation in respect of RSUs of $456 was charged to the Consolidated Statements of Comprehensive Loss.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 20:-	REVENUES AND COST OF REVENUES

The Company’s Brand sells products directly to customers mainly through the Brand’s online Amazon stores.

Under the Company’s standard contract terms, customers have a right of return within 30 to 90 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for products which it is highly probable that a significant revenue reversal will not subsequently occur. The Company recognizes a refund liability for consideration received or receivable if it expects to refund some or all of the consideration to the customer. At the end of each reporting period, the Company updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. As of December 31, 2024, the allowance for returns was immaterial. The refund liability is recorded as a decrease in revenues against other payables. A right of return asset and corresponding adjustment to cost of sales is also recognized for the right to recover the goods from the customer.

In certain contracts, the Company evaluates the nature of its promise to the customer and determines whether it is a principal or agent for each contract. In determining the nature of its promise to the customer, the Company evaluates whether it is appropriate to recognize revenues on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, and has the latitude in establishing pricing and selecting suppliers, among other factors. Based on its evaluation of these factors, management has determined that it is the principal in these arrangements; therefore, sales are recorded on a gross basis.

The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Year ended December 31,
	2024	2023	2022
Cost of goods sold
Purchased goods	$798	$672	$301
Freight	2	11	21

	800	683	322

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 21:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Year ended December 31,
		2024	2023		2022
a.	Research and development expenses:
	Wages and related expenses	$390	$392		$436
	Share-based payment	45	34		264
	Regulatory, professional and other expenses	681	719		750
	Research and preclinical studies	211	101		703
	Clinical studies	276	254		369
	Chemistry and formulations	104	141		281

		1,707	1,641		2,803

b.	Sales and marketing expenses:
	Advertising	$367	$576		$363
	Amazon fees	495	1,042	*	454	*
	Depreciation	366	486		144
	Storage and shipping	167	145	*	91	*
	Management fees	120	235		30

		1,515	2,484		1,082

c.	General and administrative expenses:
	Wages and related expenses	507	415		437
	Share-based payment	419	68		633
	Professional and directors’ fees	3,009	2,594		2,468
	Business development expenses	108	86		161
	Regulatory expenses	158	202		162
	Office maintenance, rent and other expenses	128	110		80
	Investor relations and business expenses	197	369		1,486

		4,526	3,844	*	5,427

d.	Other expenses (income):
	Loss from sale of property and equipment	17	-		-
	Gain on sale of patent license, net (net of Polyrizon Ltd. holdings sold) (See also Note 25b)	(1,287)	-		-
		(1,270)	-		-

e.	Finance income:
	Net change in fair value of financial liabilities designated at fair value through profit or loss	(191)	(2,205)		(7,832)
	Interest from loans to related parties and deposits	(421)	-		-
	Exchange rate differences, net	-	(14)		-

		(612)	(2,219)		(7,832)
f.	Finance expenses:
	Issuance expenses related to warrants	-	-		1,204
	Exchange rate differences, net	18	-		4
	Losses from remeasurement of investment in financial assets	305	1,046		770
	Finance expense in respect of leases	8	9		15
	Finance expenses from interest and commissions	22	-		21

		$353	$1,055		$2,014

(*)	Reclassified

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 22:-	LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2024		2023		2022
Amounts used in the computation of basic and diluted loss	Weighted number of shares	Loss	Weighted number of shares	Loss	Weighted number of shares	Loss
		USD		USD		USD
Continuing operations:

Basic loss per share	277,380	(7,472)	19,413	(5,883)	8,379	$(2,592)

Effect of potential dilutive ordinary shares	-	-	-	-	-	-

Diluted loss per share	277,380	(7,472)	19,413	(5,883)	8,379	(2,592)

b.	The computation of diluted loss per share did not include the following convertible securities since their inclusion would decrease the loss per share (anti-dilutive effect):

1.	Share Options to employees, officers, directors and consultants; and

2.	Non-marketable warrants to investors.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS

The Company applies the principles of IFRS 8, “Operating Segments” (“IFRS 8”), regarding operating segments. The segment reporting is based on internal management reports of the Company’s management, which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated and assess performance. According to the principles of IFRS 8, the Company’s management determined that it has two reportable segments – (1) development of drugs based on cannabinoid molecules to be approved by an official regulatory authority (the Company’s operation); and (2) online sales of a various range of hemp-based products including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

Segment performance (segment income (loss)) is evaluated based on operating income (loss) in the financial statements. The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis.

The review of the CODM is carried out according to the results of the segment’s performance. His review does not include certain expenses that are not related specifically to the activity of each of the segments. Those expenses are presented as reconciliation between segments operating results to total operating results in financial statements.

The Group’s CODM is the CEO of the Company.

	Year ended December 31, 2024
	Drug Development	Online Sales	Total
Revenues
External	$-	$1,306	$1,306
Total	-	1,306	1,306

Segment loss (gain)	4,873	2,443	7,316

Equity losses from the investment in MitoCareX			429
Finance expense (income), net			(259)
Tax income			(14)

Loss			7,472

	Year ended December 31, 2023
	Drug Development	Online Sales	Total
Revenues
External	$-	$2,879	$2,879
Total	-	2,879	2,879

Segment loss (gain)	5,359	1,456	6,815

Company’s share of losses of company accounted for at equity, net			210
Finance expense (income), net			(1,164)
Tax expense			22

Loss			5,883

Drug Development Segment

In the year ended December 31, 2024, the Company recognized other income in the amount of $1,288 as a result of a sale of an intangible asset.

Online Sales Segment

In the years ended December 31, 2023, and 2024, the Brand recorded significant losses. As of December 31, 2024, the Company has determined there are signs of decline in the value of the Brand and recognized a loss as a result of impairment to its intangible asset of $1,344 (as of December 31, 2023 - $1,042).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS (CONT.)

	Year ended December 31, 2022
	Drug Development	Online Sales	Total
Revenues
External	$-	$1,347	$1,347
Total	-	1,347	1,347

Segment loss	8,405	(118)	8,287
Company’s share of losses of company accounted for at equity, net			109
Finance expense (income), net			(5,818)
Tax expense			14

Loss			2,592

	As of December 31, 2024
	Drug Development	Online Sales	Total

Segment Assets	$8,407	$1,764	$10,171
Segment Liabilities	$1,194	$226	$1,420

	As of December 31, 2023
	Drug Development	Online Sales	Total

Segment Assets	$7,069	$4,113	$11,182
Segment Liabilities	$1,441	$154	$1,595

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31, 2024		December 31, 2023
	Key management personnel	Other related parties	Key management personnel	Other related parties
Current assets	$-	$15	$-	$121
Current assets	$-	$4,224	$-	$-
Non-current assets	$-	$-	$-	$108
Current liabilities	$55	$245	$95	$-

b.	Transactions with related parties (not including amounts described in Note 24c):

	Year ended December 31,
	2024	2023	2022
Research and development expenses	$63	$40	$208
Sale of minority interest in subsidiary	$-	$2,985	$-

c.	Benefits to key management personnel (including directors):

	Year ended December 31,
	2024	2023	2022
Short-term benefits	$765	$1,204	$1,940

Management fees (see also note 25a)	$120	$220	$-

Cost of share-based payment	$157	$84	$779

d.

On February 23, 2023, the Company entered into an agreement with Jeffs’ Brands and Jeffs’ Brands Holdings Inc. (“NewCo Inc.”), a newly-formed wholly owned subsidiary of Jeffs’ Brands, pursuant to which, at the closing and upon the terms and conditions set forth in the Agreement, NewCo Inc. acquired from the Company a number of shares of stock equal to approximately a 49% interest in the Company’s wholly owned subsidiary, SciSparc US which owns Wellution, for $2,500 in cash, and additional deferred cash payments of approximately $489 accounting for price adjustments related to inventory and working capital, which was paid in five equal monthly installments beginning in May 2023 (the “Price Adjustment”). As collateral for the payment in full of the Price Adjustment, SciSparc held back such number of shares of common stock of SciSparc US, equal to the outstanding due amount of the Price Adjustment (the “Holdback Shares”). Following the closing of the transaction on March 22, 2023, which included an equity conversion of financing amounts previously provided to SciSparc US. by the Company for working capital, and the release of the Holdback Shares on January 31, 2024, upon the payment in full of the Price Adjustment by Jeffs’ Brands, the Company holds approximately 51% of the share capital of SciSparc US.

Pursuant to the agreement, at the closing of the transaction, Jeffs’ Brands and SciSparc US. entered into a consulting agreement, pursuant to which Jeffs’ Brands provides management services to SciSparc US for the Wellution brand for a monthly fee of $20 and Jeffs’ Brands received a one-time signing bonus in the amount of $51. The consulting agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. On November 2023 the monthly fee reduced to $10 thousand. For the year ended December 31, 2024, the Company has recorded management services expenses in the amount of $120 (for the year ended December 31, 2023 - $220).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

In addition, in connection with the closing of the transaction, the Company and Jeffs’ Brands, engaged in a mutual share exchange in the amount of $288 of ordinary shares from each of the Company and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, the Company acquired 35,345 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 660 ordinary shares of the Company having an aggregate value of $288 which was adjusted from $300 according to the 4.99% ownership limit included in the definitive agreements. As of December 31, 2024, the listed share price of Jeff’s Brands on Nasdaq was $ 2.57, and the Company has recorded a loss in its statements of comprehensive loss of $17 on its investment (for the year ended December 31, 2023 -$180).

Mr. Oz Adler, the Company’s Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Jeffs’ Brands.

e.

On March 7, 2022, the Company entered into the Cooperation Agreement with Clearmind, a company in which Dr. Adi Zuloff-Shani, the Company’s Chief Technologies Officer, Mr. Weiss, the Company’s President, and Mr. Adler, the Company’s Chief Executive Officer and Chief Financial Officer serve as officers and directors (the “Cooperation Agreement”).

During the years ended December 31, 2024 and 2023, the Company recognized expenses in respect of the Cooperation Agreement in the amount of $63 and $40, respectively.

On November 17, 2022, the Company invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 7,692 common shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind (see also Note 8).

f.	Mr. Amitai Weiss, the Company’s chairman of the Board, is the chairman of the board of directors of AutoMax (see Note 8b).

g.	On August 13, 2024, the Company entered into the license agreement (the “License Agreement”) of the out-licensing of its SCI-160 program (the “Assets”), with Polyrizon Ltd. (the “Licensee” or “Polyrizon”). According to the License Agreement, the Company granted the Licensee a royalty-bearing, exclusive, sub-licensable right and license to the Assets (the “License”). In consideration for the License, the Company received and will receive certain shares of the Licensee, reflecting an issue price of $805, and royalties from sales related to and income generated from the Assets. Further, the Licensee will pay the Company pre-determined fees upon the completion of certain development milestones relating to the Assets.

Pursuant to the terms of the License Agreement, the Company is entitled to up to $3,320 based on the achievement of certain milestones, including (i) $50 upon a successful preclinical safety test, (ii) $100 upon first patient enrolled in phase I clinical trial, (iii) $120 upon first patient enrolled in Phase 2a clinical trial, (iv) $150 upon first patient enrolled in Phase 2b clinical trial, (v) $500 upon first patient enrolled in Phase 3 clinical trials, (vi) $800 upon approval by the U.S. Food and Drug Administration, (vii) $800 upon approval by an EU regulatory body, and (viii) $800 upon regulatory approval in any additional jurisdiction. Additionally, the Company is eligible to receive royalties, on a country-by-country and product-by-product basis, at a rate of 5%, on aggregate net sales of a product that comprises, contains and/or incorporates and/or is based on the Licensed Patent Rights, or a Licensed Product (as these are defined in the License Agreement), and sublicense income that we may receive until the longer of (i) fifteen years from the date of the first sale of a Licensed Product (on a country-by-country basis), and (ii) the last to expire valid claim of any licensed patents with respect to a Licensed Product in such country.

On October 31, 2024, following an initial public offering of the Licensee, the Company received 684,931 units, of which (i) 320,000 units, with each unit consisting of one ordinary share of the Licensee and three warrants, each to purchase one additional ordinary share of the Licensee at a purchase price of $4.38 (960,000 warrants in total); and (ii) 364,931 units consisting of one pre-funded warrant to purchase one ordinary share of the Licensee, and three warrants, each to purchase one additional ordinary share of the Licensee at a purchase price of $4.38 (1,094,793 warrants in total). Altogether, the Company received 320,000 ordinary shares, 364,931 pre-funded warrants to purchase one ordinary share of the Licensee, and 2,054,793 warrants to purchase one additional ordinary share of the Licensee at a purchase price of $4.38.

On December 30, 2024, pursuant to a share transfer agreement, the Company sold all of the Licensee ordinary shares and pre-funded warrants held by it to a third party, as well as an aggregate of 1,541,096 Licensee common warrants to third parties, for aggregate consideration of $771. In addition, in consideration for the License, the Company will receive royalties from sales related to the Assets and income generated from it.

As of December 31, 2024, the Company holds 513,698 warrants to purchase one additional ordinary share of the Licensee at a purchase price of $4.38. The warrants expire on October 31, 2029. The value of the warrants on December 31, 2024, is $517.

Mr. Oz Adler, the Company’s Chief Executive Officer, is a director of the Licensee.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The warrants’ fair value was calculated using the Black–Scholes OPM, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2024	October 31, 2024
Dividend yield (%)	0	0
Expected volatility (%)	72	72
Risk-free interest rate (%)	2.17	4.15
Underlying Share Price of Polyrizon Ltd. ($)	0.36	4.38
Exercise price ($)	4.38	4.38
Warrants fair value ($)	517	1,399

h.

On April 10, 2024, the Company entered into an Agreement and plan of merger, as amended (the “Merger Agreement”) with AutoMax and SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders and AutoMax’s shareholders, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company (the “Merger”).

On August 14, 2024, SciSparc and AutoMax entered into the Merger Agreement addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by August 30, 2024, was deferred to November 30, 2024. On November 26, 2024, SciSparc and AutoMax entered into the Merger Agreement second addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by November 30, 2024, was deferred to March 31, 2025. On March 27, 2025, SciSparc and AutoMax entered into the Merger Agreement third addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025.

At the effective time of the Merger (the “Effective Time”, as further defined in the Merger Agreement): (a) each outstanding share of AutoMax’s share capital will be converted into the right to receive ordinary shares of the Company, equal to the exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”). Under the Exchange Ratio, following the Effective Time, the former AutoMax shareholders immediately before the Merger (other than the Company) are expected to hold together approximately 49.99% (minus the Finder Fee, as defined in the Merger Agreement) of the aggregate number of the outstanding ordinary shares of the Company on a fully diluted basis (subject to certain exceptions). The shareholders of the Company, together with the holders of the Company’s convertible securities, immediately before the Merger are expected to hold together approximately 50.01% of the aggregate number of the outstanding ordinary shares of the Company on fully diluted basis (subject to certain exceptions); (b) subject to the consummation of the Merger (as defined in the Merger Agreement, the “Closing”), and immediately after the Effective Time, AutoMax shall have the right to (i) designate two members to the Board if the Board is comprised of five or six directors; or (ii) designate three members if the Board is comprised of seven directors. At least one such designee shall be an independent director, as defined under the Nasdaq Stock Market listing rules. (See also Note 26b).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 25:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

On July 8, 2024, the Company announced that it signed a non-binding letter of intent with Miza III Ventures Inc. (“Miza”), a publicly traded company on the Toronto Stock Exchange Venture in Canada, which references a proposed asset and share purchase agreement, to spin off its advanced clinical stage pharmaceutical portfolio and its equity stake in SciSparc Nutraceuticals. (collectively, the “Target Assets”)

The agreement is based on the approximate total $3,300 (CAD 4.5 million) enterprise value of Miza, when including its $1,000 cash position, and an approximate $11,600 (CAD 15.8 million) value of the Company’s assets.

Pursuant to the LOI, the Company will sell, assign, convey and transfer to Miza the Target Assets in consideration for 63,300,000 common shares of Miza and up to 48,000,000 Miza contingent rights based on pre-determined milestones. Following the closing of such transaction, the Company would hold a controlling interest in Miza, the exact percentage of which is contingent on agreeing definitive terms between the parties. The resulting entity, of which SciSparc will hold a stake in the resulting entity ranging from a minimum of approximately 75% to a maximum of 84.53%, will be active in both the pharmaceutical and supplement sectors.

On March 28, 2025, the Company entered into a second amendment (the “Miza Amendment”) to the non-binding letter of intent, as amended by the first amendment on December 16, 2024, with Miza. According to the Miza Amendment, the deadline to enter into definitive agreements was extended from March 31, 2025 to June 30, 2025, provided that such date may be further extended by mutual written agreement of the parties, and to close the proposed transaction by no later than July 31, 2025, which was extended from April 30, 2025.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 26:-	EVENTS AFTER THE REPORTING DATE

a.

On February 18, 2025, the Company announced that it has reached a settlement agreement (the “Settlement”) regarding a lawsuit it filed in February 2022 with the Economic Division of the Tel Aviv-Jaffa District Court against six of the Company’s former directors (the “Defendants”) case number 34426-02-22 (the “Suit”). The Suit included allegations of breaches of fiduciary duties of the Defendants under the Israeli Companies Law, 1999, relating to a prior acquisition of a pain clinic network through a subsidiary of the Company (See Note 17a).

As part of the Settlement, which was facilitated through mediation and approved by the court, SciSparc will be entitled to a $411 cash payment from the Defendants, in exchange for the full dismissal by SciSparc of the alleged claims brought against the Defendants in the Suit.

The Settlement also includes the termination, effective as of February 5, 2024 of a disputed licensing agreement with Dekel, entered into on May 21, 2015 and amended from time to time (the “License Agreement”). As part of the Settlement, Dekel clarified, to SciSparc’s full satisfaction, that SciSparc will retain its exclusive global rights to its extensive intellectual property portfolio, patents, know-how and technologies and is released from all alleged commitments, claims and royalties related or arising out of the License Agreement, including those related to claimed core technologies, ensuring a continued focus on SciSparc’s core development programs. Dekel will assume full and exclusive ownership of the patent application for compositions and methods for treating inflammatory disorders and all such underlying intellectual property, which are not related whatsoever to the Company’s pipeline and development program.

b.

On February 24, 2025, the Company announced that it has entered into a loan agreement with AutoMax to provide a $2,000 loan (the “New Loan”). The funding will support AutoMax’s business expansion following its entry into the direct import of Anhui Jianghuai Automobile Group Corp., Ltd. electric vehicles. The New Loan is in addition to previous bridge loans in an aggregate amount of $4,250 (the “Previous Loans”). The Previous Loans were provided in lieu of SciSparc’s obligation to provide a $4,250 closing financing, in accordance with the merger agreement signed between the parties. On March 27, 2025, SciSparc and AutoMax entered into a third addendum to the Merger Agreement, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025.

The loan, bearing an 8% annual interest rate, will be repaid in equal monthly installments of $50 and interest, commencing on March 24, 2025,with AutoMax retaining the option for early repayment without penalties. The interest on the loan will be cancelled as of the consummation of the merger agreement, and thereafter AutoMax shall continue to make monthly payments towards the principal amount of the loan. As collateral, AutoMax has pledged a first-ranking fixed charge on its subsidiary’s shares.

c.

On February 25, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors, pursuant to which the Company agreed to sell and issue to the investors convertible debentures (the “Debentures”) in the aggregate principal amount of $4,200 (the “Subscription Amount”), which are convertible into the Company’s ordinary shares, no par value per share (the “Ordinary Shares” and, as converted, the “Conversion Shares”), at a purchase price equal to 95% of the Subscription Amount. The issuance and sale of the Debentures is subject to certain conditions and limitations.

The Debentures, when issued, will mature on the one-year anniversary of the issuance date of the Debentures. Further, interest will accrue on the outstanding principal balance of the Debentures at an annual rate of 8%, which will increase to an annual rate of 18% upon an Event of Default (as defined in the Debentures) for so long as such Event of Default remains uncured. The investors will have the right to convert the Debentures into Ordinary Shares at the lower of (i) 110% of volume weighted average price of the Ordinary Shares the trading day immediately preceding the closing or (ii) 95% of the lowest daily volume weighted average price of the Ordinary Shares during the twenty (20) consecutive trading days immediately preceding the conversion date or other date of determination (the “Market Price”); provided that the Market Price may not be lower than the floor price, which will be equal to 20% of the volume weighted average price of the Ordinary Shares on the day prior to the closing.

At the closing of the transaction, the Company issued to the investors 172,174 warrants which are exercisable into a number of Ordinary Shares equal to the Subscription Amount applicable to the investors divided by a price equal to 130% of the volume weighted average price of the Ordinary Shares immediately prior to the closing date, or $11.6172 per warrant. The warrants are exercisable for a term of five years from the issuance date.

d.	On April 1, 2025, we entered into a securities purchase agreement with Polyrizon, pursuant to which we participated in a private placement of Polyrizon and invested $100,000 (out of an aggregate investment of approximately $17 million), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, we entered into an exchange agreement with Polyrizon, pursuant to which we exchanged existing ordinary share warrants of Polyrizon held by us for Series A warrants to purchase ordinary shares of Polyrizon.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 26:-	EVENTS AFTER THE REPORTING DATE (CONT.)

The Company entered into a global guaranty agreement (the “Global Guaranty Agreement”) with one of the investors (the “Investor”) through certain of the Company’s subsidiaries, pursuant to which such subsidiaries will guaranty the Company’s obligations under the Debenture with the Investor and other instruments, agreements or other items executed or delivered pursuant to the Global Guaranty Agreement.

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company subsidiaries, pursuant to which the Company has agreed to provide to the Investor registration rights under the Securities Act of 1933, as amended (the “Act”) and the rules and regulations promulgated thereunder, and applicable state securities laws.

In connection with the transaction, on February 25, 2025, the Company entered into a Deed of Assignment (the “Deed”) with AutoMax, and three of the investors. Pursuant to the Deed, the Company assigned part of the Subscription Amount in the amount of $2,000 to AutoMax in lieu of making the payment under the Loan Agreement (the “Loan Agreement”) to which the Company entered into with AutoMax on February 24, 2025.

d.

On February 25, 2025, the Company announced it has signed a definitive agreement to sell its entire ownership interest in MitoCareX to N2Off, Inc., a publicly-traded company in the United States (Nasdaq: NITO) (“N2OFF”).

The Company has entered into a Securities Purchase and Exchange Agreement with N2OFF, under which the Company and other sellers, including Dr. Alon Silberman and Prof. Ciro Leonardo Pierri, will transfer full ownership of MitoCareX to N2OFF. As part of the agreement, the Company will sell 4,961 shares of MitoCareX to N2OFF for $700 and exchange its remaining shares for common stock in N2OFF. In total, the Company and the other sellers will receive N2OFF common stock equivalent to 40% of the company’s fully diluted capital stock. The transaction is subject to certain conditions, including approval of N2OFF’s shareholders. Upon closing, MitoCareX will become a wholly owned subsidiary of N2OFF, with its board restructured under N2OFF’s control.

In addition, the Company and the other sellers will be entitled to receive additional N2OFF stock based on milestone achievements, representing up to 25% of N2OFF’s fully diluted capital stock. As part of the financial terms, the Company, along with the other sellers, will collectively receive 30% of N2OFF’s financing proceeds over five years, up to a maximum of $1,600. N2OFF has also committed to investing $1,000 in MitoCareX post-closing. Dr. Silberman will continue as CEO of N2OFF under a revised employment agreement, which includes a restricted stock grant of 5% of N2OFF’s capital stock, vesting over three years. The agreement contains customary representations, warranties, and provisions for termination if the closing does not occur within 30 days.

Mr. Amitay Weiss, who serves as the chairman of the Board, also serves as the chairman of the board of directors of N2OFF. In addition, Ms. Liat Sidi, who also serves as a member of the Board, also serves as a member of the board of directors of N2OFF.

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